February 16, 2017

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, N.E., Mailstop 4631
Washington, D.C. 20549

RE: **Bofat Investment, Inc.**
Amendment 1 to Offering Statement on Form 1-A
Filed November 21, 2016
File No. 24-10622

On behalf of Bofat Investment, Inc. (the "Company") we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the "Commission") Pre-qualification Amendment No. 2 ("Amendment No. 1") to the above-referenced form 1-A. The form 1-A has been revised in response to the comments of the staff of the Commission (the "Staff") and to reflect certain other changes. For the convenience of the Staff, we are providing by Edger to the Staff a copy of this letter and Amendment No. 2, reflecting changes against the 1-A filed on November 21, 2016.

In addition, we are providing the following responses to your comment letter, dated December 20, 2016, regarding the 1-A. To assist your review, we have retyped the text of the Staff's comments in bold and italics below. The responses and information described below are based upon information provided to us by the Company.

General

1. *General*
   1. We are reserving comment on your response to comment 1 in our November 7, 2016 letter. We understand that you will amend your offering statement to clarify the nature of the company's business and address the related observations we made on your response in our telephone call with Mr. Andy Altahawi on December 20, 2016.

   The company has shifted its focus and changed its business plan to create specific projects in the infrastructure sector in the frontier markets; Bofat Investments Inc., is initiating its own new ventures/projects directly in the frontier markets in the infrastructure sector, and the first proposed project is the NPV of a 6 MW combined cycle gas plant that Bofat shall build and operate and it shall have a very high return on investment.

2. *Refer to prior comment 2 in our November 7, 2016 letter. As noted previously, the EDGAR system indicates that your primary standard industrial classification or SIC code is Investors, NEC which is SIC code no. 6799. You entered "Miscellaneous Manufacturing Industries" which is SIC code no. 3990 rather than "Investors, NEC" which is SIC code no. 6799. Please revise .*

   -Amended.

3. *Balance Sheet, Page 35*
   3. We note your revised balance sheet as of September 30, 2016 in the amendment and reissue our comment. Your balance sheet still does not balance. Please revise your presentation so that total assets equal total liabilities and total stockholders' equity. It appears that your total stockholders' equity does not mathematically add up. Please advise or revise.

   -Amended.

4. *Statement of Stockholders' Deficit, Page 37*
   4. We note your revised statement of stockholders' deficit as of September 30, 2016 in the amendment and reissue our comment. Please revise additional paid in capital and recalculate the ending balance of total stockholder's deficit. In addition, please revise the beginning and ending balance dates presented in the table.

   -Amended and revised.

5. *Statement of Cash Flows, Page 38*
   5. We note your revised cash flow statement for the period ended September 30, 2016 and reissue our comment. It appears that Mr. Olukayode Jinadu's contributed capital of $31,500 has not been properly reflected within the cash flows from financing activities section. In addition, the beginning cash balance on the bottom of the statement does not appear to be correct. Please advise or revise.

   -Amended .

Please do not hesitate to call me at (201) 281-2211 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
Andy Altahawi

/s/ Andy Altahawi

Adamson Brothers

cc: Christopher A. Kozlowski, Esq.